Monthly Report - June, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        5,699,241       18,947,972
Change in unrealized gain (loss) on open          (5,610,602)      (5,853,921)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                  18            (275)
      obligations
   Change in unrealized gain (loss) from U.S.        (15,505)            7,186
      Treasury obligations
Interest income (expense)		                4,873           20,683
Foreign exchange gain (loss) on margin deposits     (211,493)        (145,232)
				                 ------------    -------------
Total: Income 				            (133,468)       12,976,413

Expenses:
   Brokerage commissions 		              390,401        2,320,120
   Management fee 			               42,818          252,651
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                5,714           13,814
   Administrative expense 	       	               56,929          412,307
					         ------------    -------------
Total: Expenses 		                      495,862        2,998,892
Net Income(Loss)			   $        (629,330)        9,977,521
for June, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (88,685.577    $     3,097,448    112,252,289    115,349,737
units) at May 31, 2021
Addition of 		 	              0        212,483        212,483
118.968 units on June 1, 2021
Redemption of 		 	              0      (938,221)      (938,221)
(792.922) units on  June 30, 2021*
Net Income (Loss)               $       (7,083)      (622,247)      (629,330)
for June, 2021
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2021
(88,043.898 units inclusive
of 32.275 additional units) 	      3,090,365    110,904,304    113,994,669
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2021 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.68)% 	     8.31%  $  1,136.17	   68,287.587 $    77,586,282
Series 3    (0.37)% 	    10.39%  $  1,743.04	   12,404.628 $    21,621,807
Series 4    (0.23)% 	    11.36%  $  2,298.56	    4,124.397 $     9,480,170
Series 5    (0.44)% 	     9.98%  $  1,644.23	    3,227.286 $     5,306,410

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY  10036



					July 19, 2021
Dear Investor:

Gains from long interest rate and energy futures positions, and to a much lesser extent from trading stock index futures, were outpaced by losses from trading currency forwards and non-energy commodities.

Financial markets, in particular, were roiled by indications that a number of Federal Reserve policy makers had begun to consider QE tapering and interest rates increases earlier than had been anticipated previously. In response yield curves flattened, inflation expectations eased and real yields rose. Consequently, long positions in long-term government bonds-U.S., European, U.K., Japanese, Canadian and Australian-were profitable. On the other hand, trading of the U.S. 5-year note produced a fractional loss.

Trading of equity futures was mixed and marginally profitable following a month of uncertain trading. Short VIX and Brazilian index futures positions, long Canadian and U.S. S&P index positions, and trading of British, Emerging Market and U.S. mid-cap indices produced small profits. On the other hand, short Japanese equity futures positions and trading of the EAFE index futures posted largely offsetting losses.

The U.S. dollar, which had fallen about 5% during April and May, rebounded sharply in June particularly after Federal Reserve officials suggested that they were starting to think about QE tapering and interest rate increases. Consequently, short dollar trades versus the currencies of Australia, New Zealand, Great Britain, Switzerland, Sweden, Poland, Mexico, Singapore, Chile and South Africa, as well as the euro, were unprofitable.

During June, Brent crude oil hit its highest price level since October 2018 and an increasingly bullish picture sparked speculation that the price may eventually return to $100 a barrel. Prices drew support from expectations that the OPEC+ alliance-which met on July 1-would not revive production fast enough to prevent markets from tightening, and from continued production discipline from shale producers who have exerted strong control on additional investments while focusing on returns to investors. Consequently, stockpiles are draining rapidly as fuel consumption rebounds in key regions including the U.S. and Europe. At the same time, the prospect of an imminent surge of Iranian oil is diminishing as talks to revive a nuclear deal drag on. In this environment, long positions in Brent crude, WTI crude, RBOB gasoline, London gas oil and heating oil were profitable. On the other hand, a short U.S. natural gas position posted a partially offsetting loss. With global natural gas inventories low after a long, cold winter; with global demand rebounding along with the reopening global economy and with hot summer temperatures arriving, natural gas prices have risen sharply.

Grain trading was fractionally unprofitable as short positions in corn, soybeans and wheat posted losses when grain prices spiked higher on June 30th after the USDA grain stocks report showed unexpectedly sharp inventory declines from a year ago. Prior to that report prices had plunged from the multi-year highs reached in May as rains in the U.S. Midwest and in Canada had eased concerns about severe drought conditions.

Metal prices were volatile and trading of metal futures was slightly unprofitable during June as the loss from trading gold marginally outweighed the gain from a short copper position. Trading of soft commodity and livestock futures was also marginally unprofitable.



   				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman